

November 28, 2006

via U.S. mail and facsimile

Andres Fernandez, Chief Financial Officer
American Ammunition, Inc.
3545 NW 71st Street,
Miami, FL 33147

      RE: **Forms 10-QSB/A for the Fiscal Quarters Ended March 31 and June 30, 2006**
             File No. 0-32379

Dear Mr. Fernandez:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006

Note D – Correction of an Error, page 10

1. Please amend your filing to present the effect of the correction on each financial statement line item. Refer to paragraph 26 of SFAS 154 for guidance. This comment is also applicable to your Form 10-QSB/A for the period ended June 30, 2006.

Management's Discussion and Analysis or Plan of Operation, page 22

2. We note that you have updated your disclosures as a result of your restatement. However, net revenues and cost of goods sold for the period effected do not agree with the amounts reflected on your restated consolidated statement of operations and comprehensive income. Please review and amend your filing to correct the above and all other errors of this nature. This comment is also applicable to your Form 10-QSB/A for the period ended June 30, 2006.

Controls and Procedures, page 27

3. Item 307 of Regulation S-B requires disclosure of your conclusion regarding the effectiveness of controls and procedures as of the end of the period covered by the report, rather than within 90 days of the report filing. Please amend your filing accordingly.

   In light of the fact that a material weakness existed with respect to the accounting for and recording of various capital transactions, please amend your filing to disclose in reasonable detail the basis for your officers' conclusion that the Company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Please also revise to disclose the specific steps that the Company has taken, if any, to remediate the material weakness. This comment is also applicable to your Form 10-QSB/A for the period ended June 30, 2006.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief